Exhibit 4.26

EXECUTION VERSION

Dated	15 November	2023

UNITED MARITIME CORPORATION
as Guarantor and

GIANT 4 HOLDING LIMITED
as Owner

GUARANTEE

relating to
a bareboat charter in respect of m.v. "Tradership"

Index

Clause		Page

1	Interpretation	1
2	Guarantee	2
3	Liability as Principal and Independent Debtor	3
4	Expenses	4
5	Adjustment of Transactions	4
6	Payments	4
7	Interest	5
8	Subordination	5
9	Enforcement	5
10	Representations and Warranties	6
11	Undertakings	9
12	Judgments and Currency Indemnity	13
13	Set-Off	13
14	Supplemental	14
15	Assignment	15
16	Notices	16
17	Invalidity of Leasing Documents	17
18	Incorporation of Bareboat Charter Provisions	17
19	Governing Law and Arbitration	17

Execution

Execution Page	19

THIS GUARANTEE is made on	15 November	2023

BETWEEN

(1)
UNITED MARITIME CORPORATION, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands with entity number 112801 and having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH 96960 (the "Guarantor")

(2)
GIANT 4 HOLDING LIMITED, a company incorporated and existing under the laws of Hong Kong with registration number 3298478 and having its registered office at 6/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong (the "Owner", which expression includes its successors and assigns)

BACKGROUND

(A)
By   a  memorandum   of   agreement dated     15 November   2023 (as amended and supplemented from time to time, the "MOA") and made between (i) Traders Maritime Co. (the "Bareboat Charterer") as seller and (ii) the Owner as buyer, the Bareboat Charterer has agreed to sell and deliver and the Owner has agreed to purchase and accept the legal and beneficial title of the Vessel pursuant to the terms and conditions contained therein.

(B)
By a bareboat charterparty dated     15 November   2023 (as amended and supplemented from time to time, the "Bareboat Charter") and made between (i) the Bareboat Charterer as bareboat charterer and (ii) the Owner as owner, the Owner has agreed to bareboat charter the Vessel to the Bareboat Charterer pursuant to the terms and conditions contained therein.

(C)	The Guarantor directly holds 100 per cent. of the issued shares of the Bareboat Charterer.

(D)
It is one of the conditions precedent to the purchase of the Vessel by the Owner from the Bareboat Charterer under the MOA and the subsequent chartering of the Vessel by the Owner to the Bareboat Charterer under the Bareboat Charter that the Guarantor enters into this Guarantee.

(E)	This Guarantee is the "Guarantee" referred to in the Bareboat Charter.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Defined expressions

Words and expressions defined in the Bareboat Charter shall have the same meanings when used in this Guarantee unless the context otherwise requires.

1.2	Construction of certain terms

In this Guarantee:

"bankruptcy" includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country.

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"Code" means the US Internal Revenue Code of 1986.

"FATCA FFI" means a foreign financial institution as defined in section 1471(d)(4) of the Code which, if the Owner is not a FATCA Exempt Party, could be required to make a FATCA Deduction.

"Party" means a party to this Guarantee.

"Secured Liabilities" means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of the Bareboat Charterer to the Owner under or in connection with any Leasing Documents or any judgment or any arbitral award relating to any Leasing Documents and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country.

"Security Period" means the period commencing on the date hereof and ending on the date on which the Owner is satisfied that the Secured Liabilities have been irrevocably and unconditionally paid and discharged in full.

1.3	"References to "Bareboat Charterer"

References to the Bareboat Charterer under this Guarantee shall, for the avoidance of doubt, include reference to the Bareboat Charterer in its various capacities under the Leasing Documents.

1.4	Application of construction and interpretation provisions of Bareboat Charter

Clauses 61.2 to 61.6 of the Bareboat Charter apply, with any necessary modifications, to this Guarantee.

2	GUARANTEE

2.1	Guarantee and indemnity

The Guarantor unconditionally and irrevocably:

(a)	guarantees the due payment of all amounts payable by the Bareboat Charterer under or in connection with the Leasing Documents (or any of them) to which the Bareboat Charterer is a party;

(b)
guarantees the punctual performance by the Bareboat Charterer of all the Bareboat Charterer's obligations under or in connection with the Leasing Documents (or any of them) to which the Bareboat Charterer is a party;

(c)
undertakes to pay to the Owner, within three (3) Business Days from the Owner's demand as if it was the principal obligor, any such amount which is not paid by the Bareboat Charterer when due and payable under or in connection with the Leasing Documents (or any of them), taking into account any grace period for such payment as may be applicable under the terms of the Leasing Documents; and

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(d)
undertakes to fully indemnify, as an independent and primary obligation, the Owner within three (3) Business Days from its demand in respect of all documented claims, expenses, liabilities, costs and losses which are made or brought against or incurred by the Owner as a result of or in connection with any obligation or liability of the Bareboat Charterer under the Leasing Documents to which the Bareboat Charterer is a party and/or any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Owner would otherwise have been entitled to recover under the Leasing Documents to which the Bareboat Charterer is a party.

2.2	No limit on number of demands

The Owner may serve more than one demand under Clause 2.1 (Guarantee and indemnity).

2.3	Guarantee of whole amount

This Guarantee shall be construed and take effect as a guarantee of all amounts due to the Owner under the Leasing Documents (or any of them) to which the Bareboat Charterer is a party.

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR

3.1	Principal and independent debtor

The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.

3.2	Waiver of rights and defences

Without limiting the generality of Clause 3.1 (Principal and independent debtor), the Guarantor shall neither be discharged by, nor have any claim against the Owner in respect of:

(a)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(b)	any amendment or supplement being made to any Leasing Document;

(c)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, any Leasing Document;

(d)	any release or loss (even though negligent) of any right or Security Interest created by any Leasing Document;

(e)
any failure (even though negligent) promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest;

(f)	any Leasing Document being or later becoming void, unenforceable, illegal or invalid or otherwise defective in whole or in part for any reason, including a neglect to register it; or

(g)	any insolvency or similar proceedings.

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4	EXPENSES

4.1	Costs of preservation of rights, enforcement etc.

The Guarantor shall pay to the Owner on its demand the amount of all documented expenses (including, without limitation, out of pocket expenses and legal fees) incurred by the Owner in connection with the enforcement of, or the preservation of any rights under this Guarantee or any other Leasing Document, including any advice, claim or proceedings relating to this Guarantee or any other Leasing Document.

4.2	Fees and expenses payable under Bareboat Charter

Clause 4.1 (Costs of preservation of rights, enforcement etc.) is without prejudice to the Guarantor's liabilities in respect of the Bareboat Charterer's obligations under clause 41 (Fees and Expenses) of the Bareboat Charter.

5	ADJUSTMENT OF TRANSACTIONS

The Guarantor shall pay to the Owner within three (3) Business Days from its demand any amount which the Owner is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of the Bareboat Charterer on the ground that the Bareboat Charter (as the case may be), or a payment by the Bareboat Charterer or other Obligor, was invalid or on any similar ground.

6	PAYMENTS

6.1	Method of payments

Any amount due under this Guarantee shall be paid:

(a)	in immediately available funds;

(b)	to such account as the Owner may from time to time notify to the Guarantor;

(c)	without any form of set-off, cross-claim or condition; and

(d)
free and clear of any tax deduction or withholding for or on account of any tax payable under the laws of its Relevant Jurisdictions except a tax deduction or withholding which the Guarantor is required by law to make.

6.2	Grossing-up for taxes

If the Guarantor is required by law to make a tax deduction, the amount due to the Owner shall be increased by the amount necessary to ensure that the Owner receives and retains a net amount which, after the tax deduction, is equal to the full amount that it would otherwise have received.

6.3	Indemnity and evidence of payment of taxes

(a)
The Guarantor shall fully indemnify the Owner on the Owner's demand in respect of all documented claims, expenses, liabilities and losses incurred by the Owner by reason of any failure of the Guarantor to make any tax deduction or by reason of any increased payment not being made on the due date for such payment in accordance with Clause 6.2 (Grossing-up for taxes).

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(b)
Within thirty (30) days after making tax deduction, the Guarantor shall deliver to the Owner any receipts, certificates or other documentary evidence satisfactory to the Owner that the tax had been paid to the appropriate taxation authority.

7	INTEREST

7.1	Accrual of interest

Any amount due under this Guarantee shall carry interest following the date on which the Owner demands payment of it from the Guarantor until it is actually paid, unless interest on that same amount also accrues under the relevant Leasing Document.

7.2	Calculation of interest

Interest under this Guarantee shall be calculated and accrue at the rate described in clauses

36.10 and 36.11 of the Bareboat Charter and otherwise in accordance with the terms thereof.

7.3	Guarantee extends to interest payable under Leasing Documents

For the avoidance of doubt, it is confirmed that this Guarantee covers all interest payable under the Leasing Documents.

8	SUBORDINATION

8.1	Subordination of rights of Guarantor

Until the end of the Security Period, all rights which the Guarantor at anytime has (whether in respect of this Guarantee or any other transaction) against the Bareboat Charterer or any other Obligor or their respective assets shall be fully subordinated to the rights of the Owner under the Leasing Documents (or any of them), and in particular, the Guarantor shall not:

(a)
claim, or in a bankruptcy of the Bareboat Charterer or any other Obligor prove for, any amount payable to the Guarantor by the Bareboat Charterer or any other Obligor, whether in respect of this Guarantee or any other transaction;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set-off any such amount against any amount payable by the Guarantor to the Bareboat Charterer or any other Obligor; or

(d)	claim any subrogation or other right in respect of any Leasing Document or any sum received or recovered by the Owner under the Leasing Documents.

9	ENFORCEMENT

9.1	No requirement to commence proceedings against Bareboat Charterer

The Owner will not need to commence any proceedings under, or enforce any Security Interest created by any Leasing Document before claiming or commencing proceedings under this Guarantee.

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9.2	Conclusive evidence of certain matters

However, as against the Guarantor:

(a)	any judgment or order of a court in England or any other Relevant Jurisdiction or award of an arbitration in London in connection with any other Leasing Document; and

(b)	any statement or admission of any other Obligors in connection with any Leasing Document, shall be binding and conclusive as to all matters of fact and law to which it relates.

9.3	Suspense account

The Owner may, for the purpose of claiming or proving in an insolvency of any Obligor, place any sum received or recovered under or by virtue of this Guarantee on a separate interest bearing suspense or other nominal account without applying it in satisfaction of the Bareboat Charterer's or Guarantor's obligations under any Leasing Document.

10	REPRESENTATIONS AND WARRANTIES

10.1	General

The Guarantor represents and warrants to the Owner, as at the date of this Guarantee, and on each day henceforth until the last day of the Security Period, as follows.

10.2	Status

(a)	The Guarantor is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands.

(b)	The Guarantor is not a FATCA FFI or a US Tax Obligor.

(c)	The Bareboat Charterer is wholly legally and beneficially owned and controlled by the Guarantor.

(d)	There has been no Change of Control.

(e)	The shares of the Guarantor are trading on the Nasdaq Capital Market.

(f)	The Guarantor is an entity reporting with the Nasdaq Capital Market.

10.3	Corporate power

The Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents, approvals, authorisations, licenses or permits necessary for it:

(a)	to execute this Guarantee or any other Leasing Document to which it is a party; and

(b)	to make all the payments contemplated by, and to comply with and perform its obligations under, this Guarantee or any other Leasing Document to which it is a party.

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10.4	No conflicts

The entry into and the performance by the Guarantor of, and the transactions contemplated by, this Guarantee and the other Leasing Documents to which it is a party do not and will not conflict with:

(a)	any law or regulation applicable to it; or

(b)	its constitutional documents; or

(c)	any agreement or instrument binding upon it or constitute a default or termination event (however described) under any such agreement or instrument.

10.5	Consents in force

All the consents, approvals, authorisations, licenses or permits referred to in Clause 10.3 (Corporate power) remain in force and nothing has occurred which makes any of them liable to revocation.

10.6	Legal validity

This Guarantee and the other Leasing Documents to which the Guarantor is a party constitute the Guarantor's legal, valid and binding obligations enforceable against the Guarantor in accordance with its respective terms and any relevant insolvency laws affecting creditors' rights generally.

10.7	No third party Security Interests

Without limiting the generality of Clause 10.6 (Legal validity), at the time of the execution and delivery of this Guarantee and any other Security Document to which the Guarantor is a party:

(a)	the Guarantor will have the right to create all the Security Interests which such Security Documents purport to create; and

(b)
no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8	No withholding taxes

All payments which the Guarantor is liable to make under this Guarantee and the other Leasing Documents to which it is a party may be made by it without deduction or withholding for or on account of any tax payable under the laws of the Relevant Jurisdiction of the Guarantor.

10.9	No default

No Termination Event or Potential Termination Event has occurred, or is continuing or might reasonably be expected to result from the entry into and performance of this Guarantee or any other Leasing Document.

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10.10	Information

All information which has been provided in writing by or on behalf of the Guarantor to the Owner in connection with any Leasing Document satisfies the requirements of Clause 11.2 (Information provided to be accurate); all audited and unaudited accounts which have been so provided satisfies the requirements of Clause 11.4 (Form of financial statements); and there has been no material adverse effect in the financial position or state of affairs of the Guarantor from that disclosed in the latest of those accounts.

10.11	No litigation

No legal or administrative action involving the Guarantor involving claim(s) amounting to more than US$ 5,000,000 has been commenced or taken.

10.12	Pari passu

The obligations of the Guarantor under this Guarantee and each other Leasing Document to which the Guarantor is a party, are the direct, general and unconditional obligations of the Guarantor and rank at least pari passu with all other present and future unsecured and unsubordinated creditors of it save for any obligation which is mandatorily preferred by law and not by virtue of any contract.

10.13	Sanction

(a)	Neither the Guarantor, nor any of its respective Affiliates, members, directors, officers, employees or agents, nor (to be best of is knowledge) any Sub-charterer:

(i)	is a Restricted Person;

(ii)	is owned or controlled by or acting directly or indirectly on behalf of or for the benefit of, a Restricted Person;

(iii)	owns or controls a Restricted Person; or

(iv)	has a Restricted Person serving as a director, officer or, to the best of its knowledge, employee.

(b)
The Guarantor and its respective directors, officers, employees and agents and (to the best of its knowledge) any Sub-charterer is in compliance with all Sanctions laws, and none of them have been or are currently being investigated on compliance with Sanctions, they have not received notice or are aware of any claim, action, suit or proceeding against any of them with respect to Sanctions and they have not taken any action to evade the application of Sanctions.

10.14	Anti-Money Laundering and other Laws

The Guarantor, each other Obligor and (to the best of its knowledge) any Sub-charterer is not in breach of any laws or regulations relating to the Vessel and its ownership, employment, operation, management and registration, including the ISM Code, the ISPS Code, all Environmental Laws, the laws of the Vessel's registry and in particular, all Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and/or Business Ethics Laws and each of the Guarantor, other Obligor and (to the best of its knowledge) Sub-charterer has instituted and maintained systems, controls, policies and procedures designed to:

(a)	prevent and detect incidences of bribery and corruption, money laundering and terrorism financing; and

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(b)	promote and achieve compliance with Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws.

10.15	No immunity

Neither the Guarantor nor any of its assets, in each case, has any right to immunity from set off, legal proceedings, attachment prior to judgement or other attachment or execution of judgement on the grounds of sovereign immunity or otherwise.

10.16	No insolvency

The Guarantor is not insolvent or in liquidation or administration or subject to any other formal or informal insolvency procedure, and no receiver, administrative receiver, administrator, liquidator, trustee or analogous officer has been appointed in respect of it or all or material part of its assets.

10.17	Provisions of Leasing Documents

The Guarantor is fully familiar with and agrees with all provisions of the Leasing Documents to which the Bareboat Charterer is a party.

10.18	No waiver

No oral or written statement has been made to the Guarantor by or on behalf of the Owner or any other person which could be construed as a waiver of any provisions of this Guarantee or a statement of intention not to enforce this Guarantee in accordance with its terms.

11	UNDERTAKINGS

11.1	General

The Guarantor undertakes with the Owner to comply with the following provisions of this Clause 11 (Undertakings) commencing from the date hereof and up to the last day of the Security Period, except as the Owner may otherwise permit.

11.2	Information provided to be accurate

All financial and other information which is provided in writing by or on behalf of the Guarantor under or in connection with this Guarantee will be true and not misleading and will not omit any material fact or consideration.

11.3	Provision of financial statements

The Guarantor will send to the Owner:

(a)
as soon as possible, but in no event later than one hundred and eighty (180) days after the end of each financial year of the Guarantor (beginning with the financial year ending 31 December 2022), the audited consolidated annual financial reports of the Guarantor for that financial year; and

(b)
as soon as possible, but in no event later than ninety (90) days after the end of each half-year of the Guarantor, the unaudited consolidated half-yearly accounts of the Guarantor certified as to their correctness by a director of the Guarantor.

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11.4	Form of financial statements

All accounts (audited and unaudited) delivered under Clause 11.3 (Provision of financial statements) will:

(a)	be prepared in accordance with all applicable laws and generally accepted accounting principles consistently applied;

(b)
give a true and fair view of (in respect of the audited and unaudited accounts) or fairly representing (in the case of the management accounts) the state of affairs of the Guarantor at the date of those accounts and of their profit for the period to which those accounts relate;

(c)	fully disclose or provide for all significant liabilities of the Guarantor and its subsidiaries; and

(d)	if not in the English language, be accompanied by an English translation duly certified as to its correctness.

11.5	Consents

The Guarantor will maintain in force and promptly obtain or renew, and will, upon the request of the Owner, promptly send certified copies to the Owner of, any necessary consents, approvals, authorisations, licenses or permits of any regulatory body or authority required:

(a)	for the Guarantor to perform its obligations under this Guarantee and any other Leasing Document to which it is a party; and

(b)
for the validity or enforceability of this Guarantee and any other Leasing Document to which it is a party, and the Guarantor will comply with the terms of all such consents, approvals, authorisations, licenses or permits.

11.6	Maintenance of Security Interests

The Guarantor will at their own cost:

(a)	ensure that any Leasing Document to which it is a party validly creates the obligations and the Security Interests which it purports to create; and

(b)
without limiting the generality of paragraph (a), promptly register, file, record or enrol any Leasing Document to which it is a party with any court or authority in all relevant jurisdictions, pay any stamp duty, registration or similar tax in all relevant jurisdictions in respect of any Leasing Document to which it is a party, give any notice or take any other step which, is or has become necessary or desirable for any such Leasing Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.7	Notification of default

The Guarantor will promptly notify the Owner:

(a)	any circumstances which could give rise to a breach of any representation or undertaking in the Bareboat Charter, or any Termination Event, relating to Sanctions;

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(b)	any Termination Event; or

(c)	any matter which indicates that a Termination Event may have occurred, and will thereafter keep the Owner fully up-to-date with all developments.

11.8	Maintenance of status

The Guarantor will maintain its separate corporate existence as a corporation and remain in good standing under the laws of the Republic of the Marshall Islands.

11.9	Negative Pledge

The Guarantor shall not, and shall procure none of its subsidiaries will create or permit to arise any Security Interest over any asset which is subject to the Security Interest created under any Leasing Documents present or future except the Permitted Security Interests.

11.10	Pari passu

The Guarantor shall procure that its liabilities under this Guarantee will rank at least pari passu with all its other present and future unsecured liabilities, except for liabilities which are mandatorily preferred by law.

11.11	No disposal of assets, change of business

The Guarantor:

(a)	shall not make any substantial change to the nature of its business or its corporate structure from that existing at the date of this Guarantee; and

(b)
shall procure that the Bareboat Charterer will not transfer, lease (other than in relation to the chartering of the Vessel pursuant to the terms of the Bareboat Charter) or otherwise enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.

11.12	No payment of dividend

The Guarantor shall not declare, make or pay any dividend or other distribution (or interest on any unpaid dividend or other distribution) (whether in cash or in kind) on or in respect of its share capital (including any class of its share capital) unless:

(a)	at the relevant time no Termination Event has occurred and is continuing; and

(b)	a Termination Event would not occur as a direct result of such payment or distribution.

11.13	No merger etc.

The Guarantor shall not, and shall procure that no other Obligor (other than a Third Party Approved Manager) will, enter into any form of merger, amalgamation, demerger or corporate reconstruction without the Owner's prior written consent.

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11.14	Maintenance of ownership of Bareboat Charterer

The Guarantor shall remain the ultimate corporate beneficial owner of all the issued and allotted share capital of the Bareboat Charterer.

11.15	Sanctions

The Guarantor shall comply, and shall procure that each other Obligor (including, in each case, procuring or as the case may be, using all reasonable endeavours to procure the respective officers, directors, employees, consultants, agents and/or intermediaries of the relevant entity or (on a best effort basis) any Sub-charterer to do the same) complies, with all applicable laws and regulations in respect of Sanctions.

11.16	Trading not contrary to Sanctions

Without limiting Clause 11.15 (Sanctions), the Guarantor will procure that:

(a)	the Vessel shall not be operated, employed, managed, used by or for the benefit of a Restricted Person;

(b)
the Vessel shall not be employed in trading with any Restricted Person or in any manner contrary to Sanctions or published boycotts imposed by any of the United Nations, the European Union, the United States of America, the United Kingdom;

(c)
notwithstanding any provision of the Bareboat Charter, the Vessel shall not be permitted to call at any port in any Restricted Country or any area or country where trading in such area or country would constitute or would be reasonably expected to constitute a breach of Sanctions;

(d)
the Vessel shall not be traded in any manner which would trigger the operation of any sanctions limitation or exclusion clause (or similar) in the Insurances or in any manner which would result in any Obligor, any Sub-charterer or the Owner becoming a Restricted Person; and

(e)
that each charterparty in respect of the Vessel shall contain, for the benefit of the Owners, language which permits refusal of employment or voyage orders if compliance would result in a breach of Sanctions and which prohibits trading to any Restricted Country.

11.17	Compliance with Anti-Money Laundering Laws and other Laws.

The Guarantor:

(a)
shall, and shall procure that each other Obligor shall, promptly notify the Owner of any non- compliance, by any Obligor or their respective officers, directors, employees, consultants, agents or intermediaries or (on a best efforts basis) any Sub-charterer, with all laws and regulations relating to Sanctions, Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and/or Business Ethics Laws as well as provide all information (once available) in relation to its business and operations which may be relevant for the purposes of ascertaining whether any of the aforesaid parties are in compliance with such laws;

(b)
shall, and shall procure that each other Obligor shall (including procuring or as the case may be, using all reasonable endeavours to procure the respective officers, directors, employees, consultants, agents and/or intermediaries of the relevant entity to do the same) or (on a best effort basis) any Sub-charterer shall:

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(i)	comply with all Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws;

(ii)	maintain systems, controls, policies and procedures designed to promote and achieve ongoing compliance with Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws; and

(iii)
procure the Bareboat Charterer, not to use, or permit or authorize any person to directly or indirectly use, the Purchase Price for any purpose that would breach any Anti-Money Laundering Laws, Anti-Terrorism Financing Laws or Business Ethics Laws;

(c)
procure that the Bareboat Charterer do not lend, invest, contribute or otherwise make available the Purchase Price to or for any other person in a manner which would result in a violation of Anti-Money Laundering Laws, Anti-Terrorism Financing Laws or Business Ethics Laws.

12	JUDGMENTS AND CURRENCY INDEMNITY

12.1	Judgments relating to Leasing Documents

This Guarantee shall cover any amount payable by the Bareboat Charterer under or in connection with any judgment relating to any Leasing Document.

12.2	Currency indemnity

If any sum (a "Sum") due from the Guarantor to the Owner under this Guarantee or under any order, judgment or aware given or made relating to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

(a)	making or filing a claim or proof against the Guarantor; or

(b)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings; or

the Guarantor shall, as an independent obligation, on demand, indemnify the Owner against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

In this Clause 12.2 (Currency indemnity), the "available rate of exchange" means the rate at which the Owner is able at the opening of business (Shanghai time) on the Business Day after it receives the Sum concerned to purchase the First Currency with the Second Currency.

13	SET-OFF

13.1	Application of credit balances

The Owner may, following the occurrence of a Termination Event which is continuing, without prior notice, but notifying the Guarantor afterwards:

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(a)
apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Guarantor at any office in any country of either an affiliate of the Owner or the Owner's financiers in or towards satisfaction of any sum then due from the Guarantor to the Owner under this Guarantee and any other Security Document; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Guarantor;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars; and

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Owner considers appropriate.

13.2	Existing rights unaffected

The Owner shall not be obliged to exercise any of its rights under Clause 13.1 (Application of credit balances); and those rights shall be without prejudice and in addition to any right of set-off, combination of accounts, charge, lien or other right or remedy to which the Owner is entitled (whether under the general law or any document).

14	SUPPLEMENTAL

14.1	Continuing guarantee

This Guarantee shall remain in force as a continuing security at all times from the date of this Guarantee up to the last day of the Security Period.

14.2	Rights cumulative, non-exclusive

The Owner's rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.

14.3	No impairment of rights under Guarantee

If the Owner omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Owner under this Guarantee.

14.4	Severability of provisions

If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

14.5	Guarantee not affected by other security

This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set-off or netting or to combine accounts which the Owner may now or later hold in connection with the Leasing Documents.

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14.6	Applicability of provisions of Guarantee to other Security Interests

Any Security Interest which the Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 1 (Liability as principal and independent debtor) and 17 (Invalidity of Leasing Documents) shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 (Liability as principal and independent debtor) and 17 (Invalidity of Leasing Documents).

14.7	Applicability of provisions of Guarantee to other rights

Clauses 3 (Liability as principal and independent debtor) and 17 (Invalidity of Leasing Documents) shall also apply to any right of set-off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 (Liability as principal and independent debtor) and 17 (Invalidity of Leasing Documents)), being an agreement referring to this Guarantee.

14.8	Third party rights

Other than the Other Owners, a person who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee.

14.9	Counterpart

This Guarantee may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Guarantee.

14.10	Immunity

The Guarantor waives any rights of sovereign immunity which it or any of its assets may enjoy in any jurisdiction and subjects itself to civil and commercial law with respect to their obligations under this Guarantee.

15	ASSIGNMENT

15.1	Assignment or transfer by Guarantor

The Guarantor shall not assign any of its rights or transfer by novation of its rights and obligations under this Guarantee except with the Owner's prior consent in writing.

15.2	Assignment by Owner

The Owner may assign or transfer its rights under and in connection with this Guarantee to the same extent as it may do so under the Bareboat Charter.

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16	NOTICES

16.1	Notices

Any notice, certificate, demand or other communication to be served, given made or sent under or in relation to this Guarantee shall be in English and in writing and (without prejudice to any other valid method or giving making or sending the same) shall be deemed sufficiently given or made or sent if sent by registered post or by email to the following respective addresses:

(a)	to the Owner:	China Huarong Shipping Financial Leasing Company Limited Room 6006, 6th Floor, No. 15 Second East Zhongshan Road, Shanghai, China, 200002
	Attention:	Jones Cao/Annie Tao/ Sun Linzi

Tel:

Email:

(b)	to the Guarantor:	c/o United Management Corp., 154 Vouliagmenis Avenue,

16674 Glyfada, Athens, Greece

	Attention:	Mr. Stavros Gyftakis

Email:

Tel:

or, if a party hereto changes its address or email address, to such other address or email address as that party may notify to the other.

16.2	Service of notices

Any such communication shall be deemed to have reached the Party to whom it was addressed (a) when delivered (in case of a registered letter), or (b) when actually received in readable form (in case of an email). A notice or other such communication received on a non-working day or after 5.00 p.m. in the place of receipt shall be deemed to be served on the next following working day in such place.

16.3	Validity of demands

A demand under this Guarantee shall be valid notwithstanding that it is served:

(a)	on the date on which the amount to which it relates is payable by the Bareboat Charterer under a Leasing Document;

(b)	at the same time as the service of a notice under clause 44.2 of the Bareboat Charter;

and a demand under this Guarantee may refer to all amounts payable under or in connection with a Leasing Document without specifying a particular sum or aggregate sum.

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17	INVALIDITY OF LEASING DOCUMENTS

17.1	Invalidity of Leasing Documents

In the event of:

(a)
any Leasing Document now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)
without limiting the scope of paragraph (a), a bankruptcy or insolvency of any Obligor, the introduction of any law or any other matter resulting in any Obligor being discharged from liability under any Leasing Document, or any Leasing Document ceasing to operate (for example, by interest ceasing to accrue), this Guarantee shall cover any amount which would have been or become payable under or in connection with a Leasing Document if such Leasing Document had been and remained entirely valid, legal and enforceable, or the Bareboat Charterer had not suffered bankruptcy or insolvency, or any combination of such events or circumstances, as the case may be, and the Bareboat Charterer had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by the Bareboat Charterer under or in connection with a Leasing Document shall include references to any amount which would have so been or become payable as aforesaid.

18	INCORPORATION OF BAREBOAT CHARTER PROVISIONS

18.1	The following provisions of the Bareboat Charter apply to this Guarantee as if they were expressly incorporated therein with any necessary modifications:

clause 42 (No Waiver of Rights);

clause 51 (No Set-Off or Tax Deduction);

clause 53 (FATCA);

clause 55 (Confidentiality); and

clause 56 (Partial Invalidity).

18.2
Clause 18.1 (Incorporation of Bareboat Charter provisions) is without prejudice to the application to this Guarantee of any provision of the Bareboat Charter which, by its terms, applies or relates to this Guarantee.

19	GOVERNING LAW AND ARBITRATION

19.1	This Guarantee and any non-contractual obligations arising under or in connection with it, shall be governed by and construed in accordance with English law.

19.2
Any dispute arising out of or in connection with this Guarantee, including a dispute regarding the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement (a "Dispute") shall be referred to and finally resolved by arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause 19 (Governing Law and Arbitration).

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19.3	The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

19.4	The seat of the arbitration shall be London, England, even where any hearing takes place outside England.

19.5
The reference shall be to three (3) arbitrators. A party wishing to refer a Dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of the date that the notice is delivered to the other party and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and gives notice that it has done so within the fourteen (14) days specified, the party referring a Dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement.

19.6	Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

19.7	Where the reference is to three (3) arbitrators the procedure for making appointments shall be in accordance with the procedure for full arbitration stated above.

19.8
In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

19.9	The language of the arbitration shall be English.

THIS GUARANTEE has been executed and delivered as a deed on the date stated at the beginning of this Guarantee.

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EXECUTION PAGE

GUARANTOR

EXECUTED AS A DEED	)
by Stavros Gyftakis	)	/s/ Stavros Gyftakis
for and on behalf of	)
UNITED MARITIME CORPORATION	)
as attorney-in-fact	)
in the presence of:	)

/s/ Maria Moschopoulou

Witness’ signature
Witness’ name: Maria Moschopoulou
Witness’ address: 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece

OWNER

SIGNED, SEALED AND DELIVERED	)
AS A DEED	)	/s/ Cao Jiong
for and on behalf of	)
GIANT 4 HOLDING LIMITED	)
acting by Cao Jiong	)
its attorney-in-fact	)
in the presence of:	)

/s/ Sun Linzi

Witness’ Signature:
Witness’ Name: Sun Linzi
Witness’ address: Room
6006, 6th Floor, No.15
Second East Zhongshan Road, Shanghai, P.R.
China 200002

19	Huarong UMC – Guarantee (m.v. "Tradership")